PPT VISION, Inc.

12988 Valley View Road

Eden Prairie, MN  55344

PH:  952-996-9500, FAX:  952-996-9501

April 26, 2005

Attn:  Kate Tillan, Reviewing Accountant

Mail Stop 0306

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

Re:                               PPT Vision, Inc.
Form 10-KSB for the Fiscal Year Ended October 31, 2004
Form 10-QSB for Fiscal Quarter Ended January 31, 2005
File No. 000-11518

Dear Ms Tillan:

PPT Vision, Inc. received your comment letter dated April 6, 2005 related to the filings listed above.  This letter will respond to the comments raised by the staff with each response numbered to correspond to the staff comments.

Form 10-QSB for the quarter ended January 31, 2005.

Item 3.  Controls and Procedures – Page 17

(a) Evaluation of Disclosure Controls and Procedures

Comment 1

We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective as of January 31, 2005.  However, you also state that, several days subsequent to the date of your evaluation of your disclosure controls and procedures, you failed to timely file a proxy statement.  In light of that untimely filing, please revise your disclosure to explain how your chief executive officer and chief financial officer were still able to conclude that your disclosure controls and procedures were effective as of January 31, 2005.  For example, if true, you can state that your disclosure controls and procedures were determined to be effective in light of the untimely filing.  Alternatively, if true, you can state that given the untimely filing, your disclosure controls and procedures were not effective.

SEC Response No. 1.

Under Rule 13a-15(e), the term “Disclosure Controls and Procedures” means “controls and other procedures of an Issuer that are designed to ensure that information required to be disclosed by the Issuer in the reports that it files or submits under the [Securities Exchange Act of 1934] is recorded, processed, summarized and reported within the time frame specified in the Commission’s rules and forms.  The officers of PPT Vision believe that the Company’s controls and procedures are effective in ensuring that proper information particularly with respect to its Forms 10-KSB, 10-QSB and current reports on Form 8-K are processed and reported in a timely manner.  The Company also believes that it correctly included the required information in the Proxy Statement, but due to an oversight failed to transmit the Proxy to the SEC at the same time as it was mailed to shareholders.  The Company believes that apart from its untimely filing, the disclosure controls were effective.  Accordingly, the Company would propose to include the following language in its Form 10-QSB for the quarter ended April 30, 2005.  The Company believe that this disclosure is not dissimilar from that included in the Form 10-QSB for the quarter ended January 31, 2005 and that there is no compelling reason to amend the Form 10-SB for the quarter ended January 31, 2005 if appropriate disclosure is contained in the next Form 10-QSB.

Item 3:  CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures.

The Company’s Chief Executive Officer, Joseph C. Christenson and Chief Financial Officer, Timothy C. Clayton reviewed the Company’s disclosure controls and procedures as of January 31, 2005 [or April 30, 2005.]   Subject to the information set forth below in this paragraph, these officers concluded that the Company’s disclosure controls and procedures were effective.   Subsequent to the end of the quarter [or during the quarter], the Company determined that it had inadvertently failed to file its Proxy Statement with the Securities and Exchange Commission on a timely basis.   This document should have been filed with the SEC at the time it was mailed to the Company’s shareholders on February 6, 2005 and due to an oversight, the document was not filed with the SEC until March 4, 2005.   The Company has implemented new procedures to prevent this situation from occurring in the future and believes that its disclosure controls and procedures are effective.

(b) Changes in Internal Control Over Financial Reporting

Comment 2

We note your statement that there have been no “other” changes in your internal control over financial reporting.  Please revise your disclosure regarding changes in your internal control over financial reporting to specifically identify each change in your internal control over financial reporting that occurred during the quarter that has materially affected or that is reasonably likely to materially affect your internal control over financial reporting, as required by Item 208(c) of Regulation S-K.  In the alternative, please supplementally confirm to us, if true, that there were no changes in your internal control over financial reporting that occurred during the quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.

SEC Response No. 2.

We hereby confirm that there were no changes in internal controls over financial reporting that occurred during the quarter that materially affected or reasonably likely to affect our internal controls over financial reporting.  The term “other” should not have been included in the prior filing.

The Company hereby acknowledges that:

it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (952) 443-7020 if you have any questions or need additional information.

Very truly yours,

PPT VISION, INC.

Timothy C. Clayton

cc:                                 Thomas G. Lovett, IV